

Mail Stop 3030

June 25, 2009

Via Facsimile and U.S. Mail

Mr. Kelvyn H. Cullimore, Jr.
Chief Executive Officer
Dynatronics Corporation
7030 Park Centre Drive
Salt Lake City, UT   84121

Re: **Dynatronics Corporation**
        Form 10-KSB for the fiscal year ended June 30, 2008
          Filed November 12, 2008
        Amendment 1 to Form 10-KSB for the fiscal year ended June 30, 2007
          Filed October 2, 2007
        Form 10-Q for the quarterly period ended March 31, 2009
        File No. 0-12697

Dear Mr. Cullimore:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Item 8A. Controls and Procedures, page 22

1.   We note your disclosure on page 23 related to management's report on internal control over financial reporting as of June 30, 2008. However, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was <u>effective</u> or <u>not effective</u> as of June 30, 2008. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting as of June 30, 2008. Refer to Item 308(a)(3) of Regulation S-K.

2.   Further to the above, please revise this report in future filings to also include the disclosure required by Item 308(a)(4) of Regulation S-K.

Consolidated Financial Statements, page F-1

Note (1) Basis of Presentation and Summary of Significant Accounting Policies, page F-6

3.   We note your disclosures on page 18 that you have "taken measures designed to reduce expenses by more than $2 million annually" and "the cost savings include a reduction of approximately 20 percent of the Company's workforce and the elimination of duplicative overhead expense." We note similar disclosures on page 10 of your March 31, 2009 Form 10-Q. Based on these disclosures, it appears that you may have implemented various restructuring plans. To the extent that these represent restructuring plans, please revise your notes and MD&A in future filings to provide the disclosures required by paragraph 20 of SFAS 146 and SAB Topic 5P:4.

-(g). Goodwill and Long-lived Assets, page F-7

4.   We note here and on page 23 that you used an independent appraiser to determine your goodwill impairment. While in future filings, management may elect to take responsibility for valuing your goodwill, please note that if you continue to refer to the work of the third party in a Form 10-K or Form 10-KSB that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Compliance and Disclosure Interpretation 141.02, available at our website at <http://www.sec.gov/divisions/ corpfin/guidance/sasinterp.htm>.

Note 9. Income Taxes, page F-13

5.   We note here and from page F-2 of your March 31, 2009 Form 10-Q that you present a deferred income tax asset of $1.4 million as of June 30, 2008 and March 31, 2009. You state that you believe it is more likely than not that all of the deferred tax assets will be realized due to historical taxable income, projections of future taxable income, and tax planning strategies. Giving specific consideration to negative evidence such as cumulative losses in recent years, tell us and revise your note here and your critical

accounting policies in MD&A in future filings to discuss in more detail why you believe
that it is more likely than not that all of the deferred tax assets will be realized. Refer to
the guidance provided in paragraphs 17(e) and 20-25 of SFAS 109.

Note 14. Acquisition and Non-Cash Disclosure, page F-16

6.   We note that you acquired Rajala Therapy Sales Associates, one of your key distributors,
        for total consideration of $2.7 million on June 30, 2007. We further note that you
        acquired five other distributors for total consideration of $5.7 million on July 2, 2007.
        We note that you filed Item 2.01 Form 8-Ks on July 6, 2007 and July 9, 2007 announcing
        the closing of these acquisitions and that these reports did not include audited financial
        statements and pro forma financial information of the acquired entities. Considering that
        total consideration for these acquisitions was $8.4 million, please provide to us your
        significance tests as set forth in Item 310(c) of Regulation S-B along with the reason why
        you believe financial statements for these acquisitions in your previously filed Forms 8-K
        were not required.

Exhibits 31.1 and 31.2

7.   We note that you have omitted the language "internal control over financial reporting (as
        defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from the introduction of
        paragraph 4 of your certifications and have also have omitted paragraph 4(b) from your
        certifications. The required certifications must be in the exact form prescribed. Please
        revise your filings to include certifications that conform to the exact wording required by
        Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-K, as applicable.

Exhibits 32

8.   We note that your certifications here and within your September 30, 2008, December 31,
        2008 and March 31, 2009 Forms 10-Q furnished pursuant to Rule 13a-14(b) of the
        Exchange Act are not dated. Please amend your June 30, 2008 Form 10-KSB and your
        September 30, 2008, December 31, 2008 and March 31, 2009 Forms 10-Q to include
        currently signed and dated certifications. The amendments should include the entire
        filing with the revised certifications.

Amendment 1 to June 30, 2007 Form 10-KSB

9.   We note the June 30, 2007 Form 10-KSB was amended to include the audit report for
        your financial statements as of and for the years ended June 30, 2007 and 2006 since you
        inadvertently omitted this from your original filing. Please further amend your June 30,
        2007 Form 10-KSB to include a complete set of financial statements along with the
        accompanying audit report. Refer to Rule 2-02 of Regulation S-X and Item 310 of
        Regulation S-B.

Form 10-Q for the Quarter Ended March 31, 2009

Notes to Condensed Consolidated Financial Statements, page 4

10.   We note from page 9 that you implemented pricing incentives to reward customers for placing larger orders. Please revise your notes in future filings to explain the nature of these incentives and how you are accounting for these incentives. Refer to the guidance in EITF 01-09.

11.   We note from page 10 that you reversed $472,000 of an accrued liability related to the cancellation of retirement benefits for two of your executive officers during the nine months ended March 31, 2009. Please tell us and revise your future filings to explain in more detail why you reversed these obligations. Within your discussion, please explain if these contracts have been legally canceled.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

12.   We note your discussion on page 9 relating to your gross margin "adjusting for higher basis inventory." In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(e) of Regulation S-K and comply fully with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to only present your gross margin on a GAAP basis.

*   *   *   *

        As appropriate, please amend the Forms 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Tara L. Harkins
Reviewing Accountant